                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

   COMPANIA DE TRANSPORTE DE ENERGIA ELECTRICA EN ALTA TENSION TRANSENER S.A.
                       (Name of foreign utility company)

                                 Not Applicable
   (Name of filing company, if filed on behalf of a foreign utility company)

     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Compania de Transporte de Energia Electrica en Alta Tension Transener S.A. ("Transener") hereby files this form to notify the Securities and Exchange Commission that it is a foreign utility company within the meaning of Section 33 of the Act.

Item 1.

     Transener, located at Av. Paseo Colon 728, 6th Floor, City of Buenos Aires (C1063ACU), Argentina, is a corporation (sociedad anonima) organized under the laws of Argentina.

     Transener operates and maintains, directly and indirectly, the leading high voltage electricity transmission system in Argentina at the 500kV level and the regional electricity transmission network for the Province of Buenos Aires, one of six such regional networks in Argentina via trunk lines. Transener's electricity transmission system consists of the two principal transmission networks in Argentina, (i) one that extends over 13 Argentine provinces and consists of approximately 9,300km of 500kV transmission lines and 600km of 220kV transmission lines, which are supported by approximately 20,000 transmission towers, 35 substations, and various transformers and switching equipment, and
(ii) one that is located within the Province of Buenos Aires and consists of 5,991km of transmission lines ranging from 66kV to 220kV and 81 substations containing power transformers, which supply 475 connections.

     Compania Inversora en Transmision Electrica Citelec S.A. ("Citelec"), a corporation organized under the laws of Argentina, owns 51% of Transener's Class A Shares and 14% of Transener's Class B Shares. To the knowledge of Transener, no other person owns more than 5% of Transener's capital stock.

Item 2.

     Not applicable.

                                   EXHIBIT A

State Commission Certification: Not applicable.

                                   SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Compania de Transporte de Energia Electrica en Alta
Tension Transener S.A.

February 16, 2005                        /s/ CARLOS GONZALEZ
-----------------------------            --------------------------------------
Date                                     (Signature)
                                         Carlos Gonzalez
                                         -------------------------------------
                                         (Type or print name beneath)
                                         Chief Financial Officer
                                         -------------------------------------
                                         (Title of Officer)